BD 3/12

OMB APPROVAL
[redacted]IB Number: 3235-0123
ɔires: February 28, 2010
imated average burden
ırs per response . . . 12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

UNITED ST[redacted]
SECURITIES AND EXCH/
Washington, D

10028082

ANNUAL AUDIT...
FORM X-17A-5
PART III

SEC FILE NUMBER
8-7221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/27/08** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara J. Gleason **(201) 671-0647**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BD 3/8

AFFIRMATION

We, Robert Qutub and John Callegari affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to the firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company"), as of December 31, 2009, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/24/2010
Date

Senior Vice President and Chief Financial Officer
Title

Signature 2/24/2010
Date

Senior Vice President and Chief Operating Officer
Title

Subscribed and sworn
to before me on this
24 day of
February, 2010

BINDU S JOSEPH
NOTARY PUBLIC
STATE OF NEW JERSEY
EXPIRES Dec 11 2011

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

To The Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated,

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Merrill Lynch Pierce, Fenner & Smith Inc. ("the Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: The SIPC-4 payment of $150 made on January 25, 2009 was agreed to the SIPC-4 invoice, General Ledger ("GL") and payment detail (wire reference #004371500). The SIPC-6 payment of $7,015,471 made on July 29, 2009 was agreed to the SIPC-6 invoice, GL, and wire transfer screenshot (Fed Ref #0729B1QGC01C003076). The SIPC-7T payment of $14,228,037, which represents the amount due from July 1, 2009 through December 31, 2009, was agreed to the SIPC-7T invoice, GL, and payment detail (payment of $14,038,031 wire reference #0315525 on February 22, 2010 and payment of $190,006 wire reference #0354904 on February 26, 2010). An overpayment of $150 was noted. All supporting documents were obtained from Angela Stein, VP of Regulatory Reporting.

2. Compared the sum of the total revenue amounts reported on of the audited Form X-17A-5 for the period ended December 31, 2009 less consolidating balances, less the revenues reported on the Company's FOCUS report for the period from December 27, 2008 to March 31, 2009 as applicable, with the total revenue amount of $10,230,942,518 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. A difference of $1,969,625 was noted, resulting in an overpayment to SIPC of $4,924.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 1, "Revenues from the distribution of shares registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products," of $955,727,052 to the GL report obtained from Angela Stein, VP of Regulatory Reporting. No differences noted.

b. Compared deductions on line 2, "Revenues from commodity transactions," of $58,977,981 to the GL report obtained from Angela Stein, VP of Regulatory Reporting. No differences noted.

c. Compared deductions on line 3, "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions," of $ 53,272,651 to the GL report obtained from Angela Stein, VP of Regulatory Reporting. No differences noted.

d. Compared deductions on line 4, "Reimbursement for postage in connection with proxy solicitation," of $7,304,249 to the GL report obtained from Angela Stein, VP of Regulatory Reporting. No differences noted.

e. Compared deductions on line 5, "Net gain from securities investment accounts," of $12,313,856 to the GL report obtained from Angela Stein, VP of Regulatory Reporting. No differences noted.

f. Compared deductions on line 6, "100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature in nine months or less from issuance date," of $148,717 to the GL report obtained from Angela Stein, VP of Regulatory Reporting. No differences noted.

g. Compared deductions on line 7, "Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)," of $129,596,419 to the GL report obtained from Angela Stein, VP of Regulatory Reporting. No differences noted.

h. Compared deductions on line 8, "Other revenue not related either directly or indirectly to the securities business," of $ 69,226,370 to the GL report obtained from Angela Stein, VP of Regulatory Reporting. No differences noted.

i. Compared deductions on line 9i, "Total interest and dividend expense (FOCUS line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income," of $446,971,906 and line 9ii, "40% of interest earned on customer securities accounts (40% of FOCUS line 5, Code 3960)," of $47,810,433, to the March, June, and December FOCUS reports obtained from Angela Stein, VP of Regulatory Reporting. The mathematical accuracy of line 9ii was tested. Further, it was ensured that the greater of line 9i and line 9ii was applied in the SIPC calculation. No differences noted.

4. Proved the mathematical accuracy of the calculations in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $8,497,403,317 and $21,243,508 , respectively, of the Form SIPC-7T. Line 2d was tested by footing the revenue listed in line 2a, which was tested in procedure number 2 above, and the nine deductions which were tested in step 3 above. No differences noted. The General Assessment listed on line 2e was then recalculated. No differences noted.

   b. Note that the mathematical accuracy of lines 2a-2c were tested as part of steps 2 and 3 listed above. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

007221 FINRA DEC
MERRILL LYNCH PIERCE FENNER & SMITH INCORPORATED 10*10
95 GREENE ST 8TH FL
ATTN: MS ANGELA STEIN VP
REGULATORY REPORTING
JERSEY CITY NJ 07302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 21,243,508

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (7,015,471)

7/29/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,228,037

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14,228,037

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bank of America
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31st, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,230,942,518
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	10,230,942,518
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	955,727,052
(2) Revenues from commodity transactions.	58,977,981
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	53,272,651
(4) Reimbursements for postage in connection with proxy solicitation.	7,304,249
(5) Net gain from securities in investment accounts.	12,313,856
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	148,717
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	129,596,419
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	69,226,370
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 446,971,906	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 47,810,433	
Enter the greater of line (i) or (ii)	446,971,906
Total deductions	1,733,539,201
2d. SIPC Net Operating Revenues	$ 8,497,403,317
2e. General Assessment @ .0025	$ 21,243,508

(to page 1 but not less than $150 minimum)

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries

(SEC ID No. 8-7221)

Consolidated Balance Sheet

December 31, 2009

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2009

(dollars in millions, except share and per share amounts)

Assets		
Cash and cash equivalents	$	1,760
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		6,930
Securities financing transactions		
Receivables under resale agreements (includes $534 measured at fair value in accordance with the fair value option election)		2,241
Receivables under securities borrowed transactions		33,629
		35,870
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $1,823)		
Equities and convertible debentures		11,591
Municipals and money markets		6,965
Corporate debt and preferred stock		2,882
Mortgages, mortgage-backed, and asset-backed		657
Derivative contracts		578
Non-U.S. governments and agencies		68
U.S. Government and agencies		43
		22,784
Securities received as collateral, at fair value		5,972
Receivables from affiliated companies (includes $2,342 measured at fair value in accordance with the fair value option election)		33,931
Other receivables		
Customers (net of allowance for doubtful accounts of $9)		8,817
Brokers and dealers		4,836
Interest and other		1,621
		15,274
Other investments		678
Equipment and facilities (net of accumulated depreciation and amortization of $464)		1,087
Goodwill and intangible assets		5,145
Other assets		4,332
Total Assets	$	133,763
Liabilities and Stockholder's Equity		
Liabilities		
Securities financing transactions		
Payables under repurchase agreements (includes $3 measured at fair value in accordance with the fair value option election)	$	15,641
Payables under securities loaned transactions		5,400
		21,041
Trading liabilities, at fair value		
Equities and convertible debentures		7,893
Derivative contracts		721
U.S. Government and agencies		234
Other		129
		8,977
Obligations to return securities received as collateral, at fair value		5,972
Other payables		
Customers		21,251
Brokers and dealers		9,436
Compensation and benefits		2,876
Interest and other		4,773
		38,336
Payables to affiliated companies (includes $450 measured at fair value in accordance with the fair value option election)		40,933
Subordinated borrowings		12,000
Total Liabilities		127,259
Stockholder's equity		
Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 2,335 shares issued and outstanding		2
Common stock, par value $1,000 per share; 1,200 shares authorized; 1,000 shares issued and outstanding		1
Paid-in capital		6,053
Accumulated other comprehensive income, net of tax		2
Retained earnings		446
Total Stockholder's Equity		6,504
Total Liabilities and Stockholder's Equity	$	133,763

The accompanying notes are an integral part of this financial statement.

(dollars in millions, except share and per share amounts)

1. Summary of Significant Accounting Policies

Description of Business

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), acts as a broker (i.e. agent) for corporate, institutional, government, and other clients and as a dealer (i.e., principal) in the purchase and sale of corporate debt and equity securities. The Company also acts as a broker and/or a dealer in the purchase and sale of mutual funds, money market instruments, government securities, high yield bonds, municipal securities, financial futures contracts and options. The futures business and foreign exchange activities are conducted through the Company. The Company holds memberships and/or has third-party clearing relationships with all major commodity and financial futures exchanges and clearing associations in the United States and it also carries positions reflecting trades executed on exchanges outside of the United States through affiliates and/or third-party clearing brokers. As an investment banking entity, the Company provides corporate, institutional, and government clients with a wide variety of financial services including underwriting the sale of securities to the public, structured and derivative financing, private placements, mortgage and lease financing and financial advisory services, including advice on mergers and acquisitions. The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent"), which is a wholly-owned subsidiary of Bank of America Corporation ("Bank of America").

The Company also provides securities clearing services for its own account and for unaffiliated broker-dealers through its Broadcort Division and through its principal subsidiary, Merrill Lynch Professional Clearing Corp. ("MLPCC"). MLPCC is involved in the prime brokerage business and also is a market maker in listed option contracts on various options exchanges.

The Company also provides discretionary and non-discretionary investment advisory services. These advisory services include the Merrill Lynch Consults® Service, the Personal Investment Advisory Program, the Merrill Lynch Mutual Fund Advisor® program, the Merrill Lynch Mutual Fund Advisor Selects® program, the Merrill Lynch Personal Advisor program and the Merrill Lynch Global Selects program. The Company also offers fee-based financial planning services, including the Financial Foundation report. The Company provides financing to clients, including margin lending and other extensions of credit.

Through its retirement group, the Company provides a wide variety of investment and custodial services to individuals through Individual Retirement Accounts and small business retirement programs. The Company also provides investment, administration, communications, and consulting services to corporations and their employees for their retirement programs, including 401(k), pension, profit-sharing and nonqualified deferred compensation plans.

On January 1, 2009, the Parent was acquired by Bank of America through the merger of a wholly owned subsidiary of Bank of America. The Parent continues as a surviving corporation and a wholly owned subsidiary of Bank of America. As a result of the merger, all of the direct and indirect subsidiaries of the Parent, including the Company, have become indirect subsidiaries of Bank of America. Bank of America's cost of acquiring the Parent has been pushed down to form a new accounting basis for the Parent and the Company. As a result of the acquisition, the components of the Company's shareholders' equity were reclassified to paid-in-capital on January 1, 2009.

Effective January 1, 2009, the Company adopted calendar year-end reporting periods to coincide with those of Bank of America. The intervening period between the Company's previous fiscal year end (December 26, 2008) and the beginning of the new calendar reporting period (January 1, 2009) (the "stub period") is included in the Consolidated Balance Sheet.

(dollars in millions, except share and per share amounts)

In connection with the acquisition of the Parent by Bank of America, the carrying value of the Company's goodwill as of December 31, 2008 was eliminated. New goodwill was recorded on January 1, 2009. In addition, as of January 1, 2009, certain intangible assets were adjusted to their fair value and new intangible assets (e.g. trade name) were recorded.

During the first half of 2009, the Company purchased the majority of the trading assets of the equities and futures businesses from a subsidiary of Bank of America, Banc of America Securities LLC ("BAS") and sold the majority of the Company's fixed income trading assets to BAS at fair market value, which approximated carrying value.

Merger of Banc of America Investment Services, Inc. ("BAI") into the Company
In October 2009, Bank of America contributed the shares of BAI, one of its wholly-owned broker-dealer subsidiaries, to the Parent. Subsequent to the transfer, BAI was merged into the Company. The net amount contributed by Bank of America to the Parent was equal to BAI's net book value of approximately $263. In accordance with ASC 805-10, *Business Combinations*, ("Business Combination Accounting"), the Company's Consolidated Balance Sheet for the year ended December 31, 2009 includes the results of BAI as if the merger had occurred on January 1, 2009.

Basis of Presentation
The Consolidated Balance Sheet includes the accounts of MLPF&S and its subsidiaries and is presented in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), which include industry practices. Intercompany balances have been eliminated. The Consolidated Balance Sheet is presented in U.S. dollars.

In July 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 105, *Generally Accepted Accounting Principles*, (ASC 105), which approved the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative non-governmental GAAP. All existing accounting standards have been superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The adoption of ASC 105 did not impact the Company's financial condition. All accounting references within this report are in accordance with the new Codification.

Variable Interest Entities and Qualified Special Purpose Entities
The Company determines whether it is required to consolidate an entity by first evaluating whether the entity qualifies as a voting rights entity ("VRE"), a variable interest entity ("VIE"), or a qualified special purpose entity ("QSPE").

VREs — VREs are defined to include entities that have both equity at risk that is sufficient to fund future operations and have equity investors with decision making ability that absorb the majority of the expected losses and expected returns of the entity. In accordance with ASC 810, *Consolidation*, ("Consolidation Accounting"), the Company generally consolidates those VREs where it holds a controlling financial interest. For investments in limited partnerships and certain limited liability corporations that the Company does not control, the Company applies ASC 323, *Investments — Equity Method and Joint Ventures* ("Equity Method Accounting"), which requires use of the equity method of accounting for investors that have more than a minor influence, which is typically defined as an investment of greater than 3% of the outstanding equity in the entity. For more traditional corporate structures, in accordance with Equity Method Accounting, the Company applies the equity method of accounting where it has significant influence over the investee. Significant influence can be evidenced by a significant ownership interest (which is generally defined as a voting interest of 20% to 50%), significant board of director representation, or other contracts and arrangements.

(dollars in millions, except share and per share amounts)

VIEs — Those entities that do not meet the VRE criteria are generally analyzed for consolidation as either VIEs or QSPEs. The Company consolidates those VIEs in which it absorbs the majority of the variability in expected losses and/or the variability in expected returns of the entity as required by Consolidation Accounting. The Company relies on a qualitative and/or quantitative analysis, including an analysis of the design of the entity, to determine if it is the primary beneficiary of the VIE and therefore must consolidate the VIE. The Company reassesses whether it is the primary beneficiary of a VIE upon the occurrence of a reconsideration event.

QSPEs — QSPEs are passive entities with significantly limited permitted activities. QSPEs are generally used as securitization vehicles and are limited in the type of assets that they may hold, the derivatives into which they can enter and the level of discretion that they may exercise through servicing activities. In accordance with ASC 860, *Transfers and Servicing*, ("Financial Transfers and Servicing Accounting"), and Consolidation Accounting, the Company does not consolidate QSPEs. Refer to the "New Accounting Pronouncements" section of this note for information regarding new VIE accounting rules that became effective on January 1, 2010.

Securitization Activities
In the normal course of business, the Company securitizes pools of residential mortgage-backed securities and municipal bonds. The Company may retain interests in the securitized financial assets through holding tranches of the securitization. In accordance with Financial Transfers and Servicing Accounting, the Company recognizes transfers of financial assets where it relinquishes control as sales to the extent of cash and any proceeds received. Control is considered to be relinquished when all of the following conditions have been met:

- The transferred assets have been legally isolated from the transferor even in bankruptcy or other receivership;
- The transferee has the right to pledge or exchange the assets it received, or if the entity is a QSPE, the beneficial interest holders have the right to pledge or exchange their beneficial interests; and
- The transferor does not maintain effective control over the transferred assets (e.g., the ability to unilaterally cause the holder to return specific transferred assets).

Use of Estimates
In presenting the Consolidated Balance Sheet, management makes estimates regarding:

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of litigation;
- Assumptions and cash flow projections used in determining whether VIEs should be consolidated and the determination of the qualifying status of QSPEs;
- The realization of deferred taxes and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill and other intangible assets;
- The amortization period of intangible assets with definite lives;

(dollars in millions, except share and per share amounts)

- Incentive-based compensation accruals and certain allocated liabilities; and
- Other matters that affect the reported amounts and disclosure of contingencies in this financial statement.

The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

Fair Value Measurement

The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including ASC 320, *Investments – Debt and Equity Securities,* ("Investment Accounting"), ASC 815, *Derivatives and Hedging,* ("Derivatives Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments – Recognition,* ("fair value option election"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide") and ASC 946, *Financial Services – Investment Companies* ("Investment Company Guide").

ASC 820, Fair Value Measurements and Disclosures, ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company adopted the fair value option election for certain repurchase and resale financial instruments. Refer to Note 5 for further information.

Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent the present value of amounts estimated to be received from or paid to a market participant in settlement of these instruments (i.e., the amount the Company would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services, while taking into account the counterparty's creditworthiness as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument.. For instance, on long-dated contracts extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to consistently mark to fair value all positions when only a subset of prices is directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models to correlate more closely to the market price of these instruments.

Certain financial instruments recorded at fair value are initially measured using mid-market prices which results in gross long and short positions marked-to-market at the same pricing level prior to the application of position netting. The resulting net positions are then adjusted to fair value representing the exit price as defined in Fair Value Accounting. The significant adjustments include liquidity and counterparty credit risk.

(dollars in millions, except share and per share amounts)

Liquidity
The Company makes adjustments to bring certain positions from a mid-market to a bid or offer price, depending upon the net open position. The Company values net long positions at bid prices and net short positions at offer prices. These adjustments are based upon either observable or implied bid-offer prices.

Counterparty Credit Risk
In determining fair value, the Company considers the credit risk of its counterparties. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for counterparty creditworthiness and this resultant value is incorporated into the fair value of the respective instruments. The Company generally calculates the credit risk adjustment for derivatives based on observable market credit spreads.

Fair Value Accounting also requires that the Parent consider its own creditworthiness when determining the fair value of certain instruments, including OTC derivative instruments. The approach to measuring the impact of the Parent's credit risk on an instrument is done in the same manner as for third party credit risk. The impact of the Parent's credit risk is incorporated into the fair value, even when credit risk is not readily observable, of an instrument such as in OTC derivatives contracts. OTC derivative liabilities are valued based on the net counterparty exposure as described above.

Legal Reserves
The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management with input from outside counsel.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with ASC 740 *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may assess various sources of evidence in the conclusion as to the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company, the Parent and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax-allocation policy. Included within the Company's net deferred tax assets are carryforward amounts generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these deferred tax assets are more-likely-than-not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company, the Parent and Bank of America, which is relevant due to the intercompany tax-allocation policy.

The Company recognizes and measures its unrecognized tax benefits in accordance with Income Tax Accounting. The Company estimates the likelihood, based on its technical merits, that tax positions will be

(dollars in millions, except share and per share amounts)

sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to Bank of America state consolidated, combined or unitary return in which the Company is a member will not be reflected in the Company's Balance Sheet. However, upon resolution of the item, any material impact determined to be attributable to the Company will be reflected in the Company's Balance Sheet.

The results of operations of the Company are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Bank of America. In addition, the Company files tax returns in certain states on a stand-alone basis. The method of allocating income tax expense is determined under the intercompany tax allocation policy of Bank of America. This policy specifies that income tax expense will be computed for all Bank of America subsidiaries generally on a separate company method, taking into account the tax position of the consolidated group and the Company. Under this policy, tax benefits associated with net operating losses (or other tax attributes) of the Company are payable to the Company upon the earlier of the utilization in the filing of Bank of America's returns or the utilization in the Company's pro forma returns. Refer to Note 14 for further discussion of income taxes.

Balance Sheet Captions
The following are descriptions related to specific balance sheet captions.

Cash and Cash Equivalents
The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes. The amounts recognized for cash and cash equivalents in the Consolidated Balance Sheet approximate fair value due to their short-term nature.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations
The Company maintains relationships with clients trading commodity futures contracts and therefore it is obligated by rules mandated by one of its primary regulators the Commodities Futures Trading Commission ("CFTC"), to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. As of December 31, 2009 the Company maintained $3,182 in cash and securities on deposit at banks or Clearing Organizations to satisfy customer obligations.

(dollars in millions, except share and per share amounts)

The Company may also use qualifying securities received as collateral under resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934. At December 31, 2009, such securities received under resale agreements and posted to accounts for the exclusive benefit of customers was $11,717.

In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. As of December 31, 2009 the Company maintained $3,747 in cash and securities on deposit with various clearing organizations to conduct day-to-day clearance activities. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the Consolidated Balance Sheet either is at or approximates fair value amounts.

Securities Financing Transactions

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers and earn residual interest rate spreads (also referred to as "matched-book" transactions), obtain securities for settlement and finance inventory positions. The Company also engages in securities financing for customers through margin lending. Refer to the *Other Receivables and Payables–Customers* section for additional information.

Resale and repurchase agreements are accounted for as collateralized financing transactions and may be recorded at their contractual amounts plus accrued interest or at fair value under the fair value option election. Resale and repurchase agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency.

Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are fully collateralized.

The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Substantially all repurchase and resale activities are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or may return collateral pledged, when appropriate. Although substantially all securities borrowing and lending activities are transacted under master netting agreements, such receivables and payables with the same counterparty are not offset on the Consolidated Balance Sheet. The carrying

(dollars in millions, except share and per share amounts)

value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet carried at fair value, representing the securities received (*Securities received as collateral*), and a liability for the same amount, representing the obligation to return those securities (*Obligations to return securities received as collateral*). The amounts on the Consolidated Balance Sheet result from non-cash transactions

Trading Assets and Liabilities
The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; commodities trading and futures brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (e.g., securities) and derivative instruments.

Trading assets and liabilities are generally recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales"). Derivatives include futures, forwards, swaps, option contracts and other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). Derivative activity is subject to the Bank of America's overall risk management policies and procedures. Refer to Note 4 for further information.

Receivables and Payables from/to Affiliates
The Company enters into securities financing repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement and engages in trading activities with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing, financing and underwriting services with affiliated companies. Refer to Note 2 for further information.

Other Receivables and Payables
Customers
Customer transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Brokers and Dealers
Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Broker and dealer receivables and payables also include amounts related to futures contracts transacted on behalf of customers and clearing organizations

(dollars in millions, except share and per share amounts)

and as well as net receivables or net payables arising from unsettled trades. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value.

Interest and Other
Interest and other receivables include interest receivable on corporate and governmental obligations, customer or other receivables, and stock-borrowed transactions. Also included are receivables from income taxes, underwriting and advisory fees, commissions and fees, and other receivables. Interest and other payables include interest payable for stock-loaned transactions. Also included are amounts payable for minority interest, income taxes, dividends, other reserves, and other payables.

Other Investments
The Company's other investments include private equity investments accounted for at fair value or under the equity method of accounting.

Private equity investments that are held for capital appreciation and/or current income are accounted for under Investment Company Guide and carried at fair value. The carrying value of private equity investments reflects expected exit values based upon market prices or other valuation methodologies including expected cash flows and market comparables of similar companies.

For investments accounted for using the equity method of accounting, income is recognized based on the Company's share of the earnings or losses of the investee. Dividend distributions are generally recorded as reductions in the investment balance. Impairment testing is based on the guidance provided in Equity Method Accounting and the investment is reduced when an impairment is determined to be other-than-temporary.

Equipment and Facilities
Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by Bank of America based on the relative amount of space occupied.

The company computes depreciation using the straight-line method over the estimated useful life of an asset, which is 2 to 40 years. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Goodwill and Intangible Assets
Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with ASC 350, *Intangibles - Goodwill and Other* ("Goodwill and Intangible Assets Accounting").

Intangible assets consist primarily of value assigned to customer relationships. Intangible assets with definite lives are tested for impairment in accordance with ASC 360, *Property, Plant and Equipment*, whenever certain conditions exist which would indicate the carrying amount of such assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives.

Intangible assets with indefinite lives consist of value assigned to the Merrill Lynch brand and are tested for impairment in accordance with Goodwill and Intangible Assets Accounting. Intangible assets with indefinite lives are not amortized.

(dollars in millions, except share and per share amounts)

At December 31, 2009, MLPF&S conducted an annual goodwill impairment test. Based on this analysis no impairment was recognized for goodwill. In addition, no impairment was recognized for intangible assets.

Other Assets
Other assets consist primarily of deferred tax assets, prepaid pension expense, which is allocated to the Company by the Parent related to the excess of the fair value of pension assets over the related pension obligation, other prepaid expenses, deferred deal related expenses and other deferred charges.

Compensation and Benefits
Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits. Financial advisors' compensation and benefits expense is recorded in the same period as revenue is recognized.

Subordinated Borrowings
The Company's funding needs are generally met by and dependent upon loans principally obtained from the Parent and repurchase agreements. Refer to Note 9 for further information.

New Accounting Pronouncements
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 ("SFAS No. 166"), and SFAS No. 167, Amendments to FASB Interpretation No. 46(R) ("SFAS No. 167"). The amendments will be effective January 1, 2010 for the Company. SFAS No. 166 revises Financial Transfers and Servicing Accounting, which establishes sale accounting criteria for transfers of financial assets. Among other things, SFAS No. 166 amends Financial Transfers and Servicing Accounting to eliminate the concept of a QSPE. As a result, existing QSPEs will be subject to consolidation in accordance with the guidance provided in SFAS No. 167.

SFAS No. 167 amends Consolidation Accounting by significantly changing the criteria by which an enterprise determines whether it must consolidate a VIE. A VIE is an entity, typically an SPE, which has insufficient equity at risk or which is not controlled through voting rights held by equity investors. Consolidation Accounting currently requires that a VIE be consolidated by the enterprise that will absorb a majority of the expected losses or expected residual returns of the VIE. SFAS No. 167 amends Consolidation Accounting to require that a VIE be consolidated by the enterprise that has both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. SFAS No. 167 also requires that an enterprise continually reassess, based on current facts and circumstances, whether it should consolidate the VIEs with which it is involved. Refer to Note 7 for the Company's involvement with VIEs.

The adoption in January 2010 of SFAS Nos. 166 and 167 will result in the consolidation of certain QSPEs and VIEs that are not currently recorded on the Company's Consolidated Balance Sheet. Based upon the evaluation performed as of December 31, 2009, the Company expects to consolidate certain vehicles, including credit-linked note entities, collateralized debt obligations and municipal bond trusts, which hold aggregate assets of approximately $4,673. These consolidations will result in an increase in trading assets and long-term borrowings. The Company continues to evaluate other VIEs with which it is involved to determine the impact of SFAS No. 167.

(dollars in millions, except share and per share amounts)

In May 2009, the FASB issued ASC 855, *Subsequent Events*, which provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before this financial statement is issued or is available to be issued. In addition, disclosure of the date through which an entity has evaluated subsequent events is required as well as the basis for that date. The adoption of this standard, effective June 30, 2009, did not impact the Company's financial condition. The Company evaluated subsequent events through February 24, 2010.

In April 2009, the FASB amended Fair Value Accounting to provide guidance for determining whether a market is inactive and a transaction is distressed. The Company elected to early adopt the amendments effective December 27, 2008. The adoption did not have a material impact on the Consolidated Balance Sheet.

In April 2009, the FASB amended ASC 825, *Financial Instruments,* to require expanded disclosures for all financial instruments within its scope, such as loans that are not measured at fair value through earnings. The Company adopted the amendments during the second quarter of 2009. Since the amendments only require certain additional disclosures, they did not affect the Company's consolidated financial position, results of operations or cash flows.

In April 2009, the FASB amended Business Combinations Accounting, whereby assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, companies should typically account for the acquired contingencies using existing guidance. This new guidance is effective for new acquisitions consummated on or after January 1, 2009. Bank of America applied this guidance to its January 1, 2009 acquisition of the Parent, and the effects of the adoption were not material to this Consolidated Balance Sheet.

2. Related Party Transactions

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing, financing and underwriting services to affiliated companies.

The Company clears certain securities and financially settled OTC commodities transactions through or for other affiliated companies on both a fully-disclosed and non-disclosed basis.

Newly hired financial advisors are offered cash upfront in the form of an interest-bearing loan. Financial advisors who receive this loan also receive a monthly service incentive payment that equates to the principal and interest due on the loan for as long as they remain with the Company during the loan term. The outstanding loan balance will become due if employment is terminated before the vesting period. As of December 31, 2009, the Company had loans outstanding from financial advisors of $941, which is included in *Interest and other receivables* on the Consolidated Balance Sheet.

(dollars in millions, except share and per share amounts)

Receivables from affiliated companies are comprised of:

Receivables under resale agreements	$	24,721
Cash and securities segregated for regulatory purposes		3,934
Brokers and dealers		1,115
Receivables under securities borrowed transactions		990
Trading assets		716
Loans		366
Customers		145
Other		1,944
	$	33,931

Payables to affiliated companies are comprised of:

Payables under securities loaned transactions	$	16,429
Payables under repurchase agreements		7,330
Due to Parent, net		5,964
Brokers and dealers		4,952
Customers		3,689
Trading liabilities		385
Loans		205
Other		1,979
	$	40,933

The Company obtains financing from the Parent in the normal course of business. Amounts due to the Parent primarily include the following: $6,343 of uncollateralized obligations at variable interest rates based on the 30-day commercial paper rate; $800 of collateralized, short-term borrowings outstanding under one revolving loan agreement; and $1,536 of current income tax receivable.

3. Trading Activities

The Company's trading activities include providing securities brokerage, dealing, financing and underwriting services to both affiliated companies and third party clients. While trading activities are primarily generated by client order flow, the Company also takes selective principal positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and principal positions, along with the related hedging and financing.

Trading Risk Management

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by Bank of America. Bank of America's Global Risk Committee ("GRC"), chaired by Bank of America's Global Markets Risk Executive, has been designated by its Asset Liability Market Risk Committee ("ALMRC") as the primary governance authority for its Global Markets Risk Management, including trading risk management. The GRC's focus is to take a forward-looking view of the primary credit and market risks impacting Bank of America's Global Markets business and prioritize those that need a proactive risk mitigation strategy.

(dollars in millions, except share and per share amounts)

At the GRC meetings, the committee considers significant daily revenues and losses by business along with an explanation of the primary driver of the revenue or loss. Thresholds are established for each of Bank of America's businesses in order to determine if the revenue or loss is considered to be significant for that business. If any of the thresholds are exceeded, an explanation of the variance is made to the GRC. The thresholds are developed in coordination with the respective risk managers to highlight those revenues or losses which exceed what is considered to be normal daily income statement volatility.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the client needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency swap initially exchange principal amounts in two currencies, agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Credit Spread Risk

Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality (e.g., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative). Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section.

(dollars in millions, except share and per share amounts)

Commodity Price Risk
The Company enters into exchange-traded futures contracts and financially settled OTC derivatives. Commodity contracts expose the Company to the risk that the price of the underlying commodity may rise or fall.

Counterparty Credit Risk
The Company is exposed to the risk of loss if an individual, counterparty or an issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads was previously discussed in the Market Risk section.

Concentrations of Credit Risk
The Company's exposure to credit risk, (both default and credit spread), associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Concentration of Risk to the U.S. Government and its Agencies
At December 31, 2009, the Company had exposures to the U.S. Government and its agencies. This concentration consists of both direct and indirect exposure. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral for resale agreements at December 31, 2009 totaled $20,274 all of which was from affiliated companies.

The Company's significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties.

4. Derivatives

A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodity prices or credit spreads. Derivatives include futures, forwards, swaps, option contracts, and other financial instruments with similar characteristics.

Derivatives Accounting, as amended, establishes accounting and reporting standards for derivative instruments. Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where management believes a legal right of setoff exists under an enforceable netting agreement. All derivatives are reported on the Consolidated Balance

(dollars in millions, except share and per share amounts)

Sheet as *Trading assets* and *Trading liabilities*. The accounting for changes in fair value of a derivative instrument depends on its intended use.

The Company enters into derivatives to facilitate client transactions, for principal trading and financing purposes, and to manage risk exposures arising from trading assets and liabilities.

Derivative Balances by Primary Risk

Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk which is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining and netting arrangements. For disclosure purposes below, the primary risk of a derivative is largely determined by the business that is engaging in the derivative activity. For instance, a derivative that is initiated by an equities derivative desk will generally have equity price risk as its primary underlying market risk and is classified as such for the purposes of this disclosure, despite the fact that there may be other market risks that affect the value of the instrument.

The following table identifies the primary risk for derivative instruments at December 31, 2009. The primary risk is provided on a gross basis, prior to the application of the impact of counterparty netting.

	Contract/ Notional	Derivative Assets Total[1]	Contract/ Notional	Derivative Liabilities Total[1]
Equity contracts	$ 57,076	$ 2,637	$ 61,239	$ 2,759
Credit derivatives	-	-	1,844	21
Gross derivative assets and liabilities	$ 57,076	$ 2,637	$ 63,083	$ 2,780
Less: Legally enforceable master netting	-	(2,059)	-	(2,059)
Total derivative assets and liabilities	$ 57,076	$ 578	$ 63,083	$ 721

[1] These amounts include third party trading derivatives. Derivative contracts with affiliate entities are recorded in *Receivables from and Payables to Affiliates* on the Consolidated Balance Sheet. At December 31, 2009 the Company had derivative assets with affiliates of $32 (notional of $39,164) primarily related to interest rate and credit risk. Derivative liabilities with affiliates of $466 (notional of $36,831) were primarily related to interest rate and equity risk.

Derivatives as Guarantees

The Company enters into certain derivative contracts that meet the definition of a guarantee under ASC 460, *Guarantees*, ("*Guarantees Accounting*"). Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, commodity prices, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the accounting definition of a guarantee include certain written equity options. The Company does not track, for accounting purposes, whether its clients enter into these derivative contracts for speculative or hedging purposes. Accordingly, the Company has disclosed information about certain types of written options that can potentially be used by clients to protect against changes in an underlying, regardless of how the contracts are actually used by the client.

(dollars in millions, except share and per share amounts)

The Company's derivatives that act as guarantees at December 31, 2009 are summarized below:

	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value[(1)]
Other derivative contracts	$ 2,699	$ 2,487	$ 207	$ 5	$ -	$ 77

[(1)] Derivative contracts are shown on a gross basis prior to cash collateral or counterparty netting.

Other Derivative Contracts
Other derivative contracts in the guarantees table above primarily represent written equity options. The Company does not monitor its exposure to derivatives based on the theoretical maximum payout because that measure does not take into consideration the probability of the occurrence. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value is not a reliable indicator of the Company's exposure to these contracts. Instead, as previously noted, a risk framework is used to define risk tolerances and establish limits to help ensure that certain risk-related losses occur within acceptable, predefined limits.

As the fair value and risk of payment under these derivative contracts are based upon market factors, the carrying value in the table above reflects the best estimate of the Company's performance risk under these transactions at December 31, 2009. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

Credit Risk Management of Derivatives
The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable or unwilling to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, the right to call for third party guarantees.

The Company enters into International Swaps and Derivatives Association, Inc. ("ISDA") master agreements or their equivalent ("master netting agreements") with almost all derivative counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes. Netting agreements are generally negotiated bilaterally and can require complex terms. While the Company makes reasonable efforts to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt, and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

Where the Company has entered into legally enforceable netting agreements with counterparties, it reports derivative assets and liabilities, and any related cash collateral, net in the Consolidated Balance Sheets in accordance with ASC 210-20, *Balance Sheet–Offsetting* ("Balance Sheet – Offsetting Accounting"). At December 31, 2009, the Company did not receive or pledge cash collateral to third party counterparties.

(dollars in millions, except share and per share amounts)

5. Fair Value of Financial Instruments

Fair Value Hierarchy

In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange traded derivatives, U.S. Government securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets (examples include restricted stock and U.S. agency securities);

b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage-related assets, including securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include certain private equity investments, certain residential and commercial mortgage related assets, and long-dated equity derivatives).

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Further, the following tables do not take into consideration the effect of offsetting Level 1 and 2 financial instruments entered into by the Company that economically hedge certain exposures to the Level 3 positions.

(dollars in millions, except share and per share amounts)

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

Valuation Techniques
The following outlines the valuation methodologies for the most significant assets and liabilities measured at fair value:

U.S. Government and agencies
U.S. treasury securities: U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

U.S. agency securities: U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Agency issued debt securities are generally valued using quoted market prices. Mortgage pass-throughs include To-be-announced ("TBA") securities and mortgage pass-through certificates. TBA securities are generally valued using quoted market prices. The fair value of mortgage pass-through certificates are model driven based on to the comparable TBA security. Agency issued debt securities and mortgage pass-throughs are generally classified as Level 2 in the fair value hierarchy.

Municipals and money markets
Municipal bonds: The fair value of municipal bonds is calculated using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. The majority of these bonds are classified as Level 2 in the fair value hierarchy.

Auction Rate Securities ("ARS"): The Company holds investments in certain ARS, including student loan and municipal ARS. Student Loan ARS are comprised of various pools of student loans. Municipal ARS are issued by states and municipalities for a wide variety of purposes, including but not limited to healthcare, industrial development, education and transportation infrastructure. Historically, ARS were valued at par based upon the successful history of the auction process. However, during 2008, the liquidity crisis reduced the amount of investors in the auction rate process, resulting in a number of failed auctions. As such, these assets are subject to valuation using alternate procedures.

The fair value of the Student Loan ARS is calculated using a pricing model that relies upon a number of assumptions including weighted average life, coupon, discount margin and liquidity discounts. The fair value of the Municipal ARS is calculated based upon projected refinancing and spread assumptions. In both cases, recent trades and issuer tenders are considered in the valuations. Student Loan ARS are classified as Level 3 in the fair value hierarchy, while Municipal ARS are generally classified as Level 2.

Corporate debt and preferred stock
Corporate bonds: Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. The most recent observable trade price is given highest priority as the valuation benchmark based on an evaluation of transaction date, size, frequency, and bid-offer. This price may be adjusted by bond or credit default swap spread movement. When credit default swap spreads are referenced, cash-to-synthetic basis magnitude and movement as well as maturity matching are incorporated into the value. When neither external quotes nor a recent trade is available, the bonds are valued using a discounted cash flow approach based on risk parameters of comparable securities. In such cases, the potential

(dollars in millions, except share and per share amounts)

pricing difference in spread and/or price terms with the traded comparable is considered. Corporate bonds are generally classified as Level 2 or Level 3 in the fair value hierarchy.

Mortgages, mortgage-backed and asset-backed
Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS"), and other Asset-Backed Securities ("ABS"): RMBS, CMBS and other ABS are valued based on observable price or credit spreads for the particular security or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral.

RMBS, CMBS and other ABS are classified as Level 3 in the fair value hierarchy if external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs; otherwise, they are classified as Level 2 in the fair value hierarchy.

Equities and convertible debentures
Exchange-traded equity securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as Level 1 of the fair value hierarchy, otherwise they are classified as Level 2.

Derivative contracts
Listed Derivative Contracts: Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and are classified as Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally classified as Level 2 of the fair value hierarchy.

OTC Derivative Contracts: The fair value of OTC derivatives are derived using market prices and other market based pricing parameters such as basis differentials, interest rates, currency rates and volatilities that are observed directly in the market or gathered from independent sources such as dealer consensus pricing services or brokers. Where models are used, they are used consistently and reflect the contractual terms of and specific risks inherent in the contracts. Generally, the models do not contain a high level of subjectivity since the valuation techniques used in the models do not require significant judgment and inputs to the models are readily observable in active markets. When appropriate, valuations are adjusted for various factors such as liquidity, bid-offer spreads and credit considerations based on available market evidence. The majority of derivative contracts are classified as Level 2 in the fair value hierarchy.

Other Investments
Investments in Private Equity: For certain private equity investments held, valuation methodologies include discounted cash flows, publicly traded comparables derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparables, or entry level multiples, and are subject to appropriate discounts for lack of liquidity or marketability. Certain factors which may

(dollars in millions, except share and per share amounts)

influence changes to the fair value include, but are not limited to, recapitalizations, subsequent rounds of financing, and offerings in the equity or debt capital markets.

Publicly traded private equity or real estate investments are classified as either Level 1 or Level 2 of the fair value hierarchy. Level 2 classifications generally include those publicly traded equity investments that have a legal or contractual transfer restriction. All other investments are classified as Level 3 in the fair value hierarchy due to infrequent trading and/or unobservable market prices.

Resale and repurchase agreements
The Company elected the fair value option for certain resale and repurchase agreements. For such agreements, the fair value is estimated using a discounted cash flow model which incorporates observable inputs such as interest rate yield curves and option volatility. Resale and repurchase agreements for which the fair value option has been elected are generally classified as Level 2 in the fair value hierarchy.

(dollars in millions, except share and per share amounts)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements on a Recurring Basis As of December 31, 2009				
	Level 1	Level 2	Level 3	Netting Adj.[1]	Total
Assets					
Securities segregated for regulatory purposes or deposited with clearing organizations					
Corporate debt	$ -	$ 579	$ -	$ -	$ 579
U.S. government and agencies	628	1,541	-	-	2,169
Total securities segregated for regulatory purposes or deposited with clearing organizations	628	2,120	-	-	2,748
Receivables under resale agreements	-	534	-	-	534
Trading assets, excluding derivative contracts					
Equities and convertible debentures	8,504	3,072	15	-	11,591
Mortgages, mortgage-backed, and asset-backed	-	525	132	-	657
Corporate debt and preferred stock	-	1,137	1,745	-	2,882
Non-U.S. governments and agencies	-	66	2	-	68
U.S. government and agencies	14	29	-	-	43
Municipals and money markets	2	4,814	2,149	-	6,965
Total trading assets, excluding derivative contracts	$ 8,520	$ 9,643	$ 4,043	$ -	$ 22,206
Derivative contracts	186	2,443	8	(2,059)	578
Securities received as collateral	5,972	-	-	-	5,972
Other investments	151	2	422	-	575
Receivables from affiliated companies[2]	68	5,849	316	(3,180)	3,053
Liabilities					
Payables under repurchase agreements	$ -	$ 3	$ -	$ -	$ 3
Trading liabilities, excluding derivative contracts					
Equities and convertible debentures	7,328	565	-	-	7,893
U.S. government and agencies	210	24	-	-	234
Other	23	105	1	-	129
Total trading liabilities, excluding derivatives contracts	$ 7,561	$ 694	$ 1	$ -	$ 8,256
Derivatives contracts	129	2,630	21	(2,059)	721
Obligation to return securities received as collateral	5,972	-	-	-	5,972
Payables to affiliated companies[2]	68	3,947	1	(3,180)	836

[1] Represents counterparty and cash collateral netting.

[2] Receivables from affiliated companies and Payables to affiliated companies consist of trading assets, trading liabilities, receivables under resale agreements, payables under repurchase agreements and derivative contracts.

Level 3 Assets and Liabilities

- Level 3 Corporate debt and preferred stock assets primarily relate to $1,233 Preferred Auction Rate Securities ("ARS"), $331 of Trust Preferred Securities Collateralized Loan Obligations ("CLO") and $92 of Corporate loans of non-investment grade.

(dollars in millions, except share and per share amounts)

- Level 3 Municipals and money markets assets primarily relate to $1,792 of student loan ARS and $357 of municipal bond securities.

- Level 3 other investments of $417 relate to private equity investments.

- Level 3 receivables from affiliated companies primarily includes Trading Assets (excluding derivatives) – Preferred Stock of $297 related to ARS.

Fair Value Option Election
The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. The fair value option election is permitted on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. As discussed above, certain of the Company's financial instruments are required to be accounted for at fair value under Investment Accounting and Derivatives Accounting, as well as industry level guidance. For certain financial instruments that are not accounted for at fair value under other applicable accounting guidance, the fair value option election has been made.

The following describes the rationale for electing to account for certain financial assets and liabilities at fair value, as well as the impact of instrument-specific credit risk on the fair value.

Resale and Repurchase Agreements
The Company elected the fair value option on a prospective basis for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflects the magnitude of the interest rate risk. The majority of resale and repurchase agreements collateralized by U.S. government securities were excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions.

For the year ended December 31, 2009, the difference between fair value and the aggregate contractual principal amount of receivables under resale agreements and payables under repurchase agreements, for which the fair value option has been elected, was not material to the Consolidated Balance Sheet.

6. Securities Financing Transactions

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government and agencies, asset-backed securities, corporate debt, equity, and non-U.S. Governments and agency securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 31, 2009, the fair value of securities received as collateral where the Company is permitted to sell

(dollars in millions, except share and per share amounts)

or repledge the securities was $166,797, of which $52,071 was received from affiliated companies. Included in the securities received from affiliated companies, $11,717 is segregated in a special reserve account as required by Rule 15c3-3 under the Securities Exchange Act of 1934. The fair value of securities received as collateral that had been sold or repledged was $117,025, of which $41,300 have been sold or repledged to affiliated companies.

The Company also receives securities as collateral in connection with certain securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge securities received, the Company reports the fair value of such securities received as collateral and the related obligation to return securities received as collateral in the Consolidated Balance Sheet.

The Company pledges certain firm-owned assets which are included in Trading assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in Trading assets on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge at December 31, 2009 are as follows:

Equities and convertible debentures	$ 3,352
Corporate debt and preferred stock	2,346
	$ 5,698

At December 31, 2009, pledged securities to affiliated companies that can be sold or repledged by the affiliated companies was $510. Securities loaned or pledged where the affiliated companies do not have the right to sell or repledge was $1,394.

Generally, when the Company transfers financial instruments that are not recorded as sales (i.e. secured borrowing transactions), the liability is recorded as either payables under repurchase agreements or payables under securities loaned transactions; however, in instances where the Company transfers financial assets to a consolidated VIE, the liabilities of the consolidated VIE will be reflected in long or short term borrowings. In either case, at the time of transfer, the related liability is equal to the cash received in the transaction. In most cases the lenders in secured borrowing transactions have full recourse to the Company (i.e. recourse beyond the assets pledged). Instances where the lenders do not have full recourse to the Company are generally related to failed securitization transactions where residential and commercial mortgages are transferred to VIEs that do not meet QSPE conditions (typically as a result of derivatives entered into by the VIE that pertain to interests held by the Company).

7. Securitization Transactions and Transactions with Variable Interest Entities

The following provides information for consolidated VIEs, for VIEs in which the Company is the sponsor as defined below or holds a significant variable interest and for VIEs that are established for securitizations.

The Company has defined "sponsor" to include all transactions where the Company has transferred assets to the VIE and/or structured the VIE, regardless of whether or not the transfer has met the sale conditions in Financial Transfers and Servicing Accounting and the Company has continued involvement which includes retaining an interest in the securities issued by the VIE.

(dollars in millions, except share and per share amounts)

The Company does not generally provide financial support to any VIE beyond that which is contractually required. The Company was not the primary beneficiary of a VIE and did not have a significant variable interest in a VIE at year-end 2009.

The Company has entered into transactions primarily with QSPEs which are described as follows:

Municipal Bonds
Municipal Bond securitizations are transactions where the Company transfers municipal bonds to SPEs, and those SPEs issue puttable floating rate instruments and a residual interest in the form of an inverse floater. These SPEs are considered to be QSPEs and are, therefore, not consolidated by the Company. The Company reports these QSPEs in the Securitizations table of this Note.

In the normal course of dealer market-making activities, an affiliate of the Company may act as liquidity provider for municipal bond securitization QSPEs. Specifically, the holders of beneficial interests issued by municipal bond securitization QSPEs have the right to tender their interests for purchase by an affiliate of the Company on specified dates at a specified price. Beneficial interests that are tendered are then sold by an affiliate of the Company to investors through a best efforts remarketing where the Company is the remarketing agent. If the beneficial interests are not successfully remarketed, the holders of beneficial interests are paid from funds drawn under a standby liquidity facility issued by an affiliate of the Company.

Collateralized Debt Obligations/Collateralized Loan Obligations (CDO/CLOs)
The Company has entered into transactions with entities that issue CDOs, synthetic CDOs and CLOs. These entities are generally considered VIEs. CDOs hold pools of corporate debt or asset-backed securities and issue various classes of rated debt and an unrated equity tranche. Synthetic CDOs purchase assets and enter into a portfolio of credit default swaps to synthetically create exposure to corporate or asset-backed securities. CLOs hold pools of loans (corporate, commercial mortgages and residential mortgages) and issue various classes of rated debt and an unrated equity tranche. CDOs, synthetic CDOs and CLOs are typically managed by third party portfolio managers. The Company transfers assets to these VIEs, holds interests in the issuances of the VIEs and may be a derivative counterparty to the VIEs (including a credit default swap counterparty for synthetic CDOs). The Company typically owns less than half of any tranche issued by the VIE and is therefore not the primary beneficiary. Where the Company holds more than half of any tranche issued by a VIE, a quantitative analysis is performed to determine whether or not the Company is the primary beneficiary.

(dollars in millions, except share and per share amounts)

Securitizations
The following table summarizes the Company's involvement with VIEs and securitization activity where the Company transferred financial assets to QSPEs or VIEs, accounted for the transfer as a sale and has continued involvement which includes retaining an interest in the securities issued by the QSPEs.

	For the Year Ended Decemeber 31, 2009				
Type of Activity	**Size/ Principal Outstanding[1]**	**Assets on Balance Sheet[2]**	**Liabilities on Balance Sheet[2]**	**Max Exposure to Loss[3]**	**2009 Cash Flows**
QSPEs					
Municipal Bonds[4]	$ 140	$ 3	$ 11	$ 139	$ 244
VIEs:					
CDO/CLOs [5]	$ 555	$ 7	$ -	$ 7	$ -

[1] Size/Principal Outstanding reflects the estimated principal of the underlying assets of the QSPEs.

[2] Assets and Liabilities on the Company's Consolidated Balance Sheet reflect the effect of *Balance Sheet - Offsetting Accounting*, if applicable.

[3] The maximum exposure to loss includes the following: the assets held by the Company- including the value of derivatives that are in an asset position and retained interests in the QSPEs; and the notional amount of liquidity and other support. The maximum exposure to loss for liquidity and other support assumes a total loss on the referenced assets held by the QSPEs.

[4] For municipal & money market fund bond QSPEs, assets are recorded in trading assets – municipals and liabilities are recorded in trading liabilities – derivative contracts.

[5] For CDO/CLOs, assets on the Consolidated Balance Sheet are primarily securities issued by the entity and are recorded in trading assets.

In certain instances, the Company retains interests in the senior tranche, subordinated tranche, and/or residual tranche of securities issued by certain QSPEs that are created to securitize assets. The gain or loss on the sale of the assets is determined with reference to the previous carrying amount of the financial assets transferred, which is allocated between the assets sold and the retained interests, if any, based on their relative fair values at the date of transfer.

Generally, retained interests and contracts that are used to provide support to the QSPE or the investors are recorded in the Consolidated Balance Sheet at fair value. To obtain fair values, observable market prices are used if available. Where observable market prices are unavailable, the Company generally estimates fair value based on the present value of expected future cash flows using management's best estimates of credit losses, prepayment rates, forward yield curves, and discount rates, commensurate with the risks involved. Retained interests are held as trading assets, with changes in fair value recorded in the Consolidated Statement of Operations and Comprehensive Income.

(dollars in millions, except share and per share amounts)

Retained interests in securitized assets were approximately $10 at December 31, 2009, which primarily relate to CDO/CLOs.

8. Goodwill and Intangible Assets

In connection with the acquisition of the Parent by Bank of America, the carrying value of the Parent's goodwill as of December 31, 2008 was eliminated. New goodwill was recorded on January 1, 2009. In addition, as of January 1, 2009, certain intangible assets were adjusted to their fair value and new intangible assets (e.g. trade name) were recorded.

Goodwill
Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with Goodwill and Intangibles Assets Accounting. If the fair value of the reporting unit exceeds the carrying value, goodwill is not deemed to be impaired. If the fair value is less than the carrying value, a further analysis is required to determine the amount of impairment, if any. The carrying amount of Goodwill as of December 31, 2009 was $2,175.

Intangible Assets
Intangible assets with definite lives at December 31, 2009 consist primarily of value assigned to customer relationships. Intangible assets with definite lives are tested for impairment whenever certain conditions exist which would indicate the carrying amount of such assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives.

Intangible assets with indefinite lives consist of value assigned to the Merrill Lynch brand and are tested for impairment in accordance with Goodwill and Intangibles Assets Accounting. Intangible assets with indefinite lives are not amortized.

The gross carrying amount of intangible assets with definite lives was $2,261 and the accumulated amortization related to these assets amounted to $226 as of December 31, 2009. The carrying amount of intangible assets with indefinite lives was $935 as of December 31, 2009.

(dollars in millions, except share and per share amounts)

9. Subordinated Borrowings

At December 31, 2009, subordinated borrowings and credit committed under agreements with the Parent consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
MLPF&S			
Revolving Subordinated Loan	April 30, 2011	$ 7,300	$ 12,000
Cash Subordinated Loan	December 31, 2010	500	500
Cash Subordinated Loan	March 31, 2011	500	500
Cash Subordinated Loan	September 30, 2010	1,400	1,400
Cash Subordinated Loan	December 31, 2010	1,000	1,000
Cash Subordinated Loan	February 25, 2010	1,000	1,000
MLPCC			
Revolving Subordinated Loan	April 30, 2011	300	3,000
Cash Subordinated Loan	April 30, 2010	-	500
		$ 12,000	$ 19,900

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on one-month LIBOR plus a spread. The carrying value of these borrowings approximates fair value.

10. Stockholders' Equity

MLPF&S is authorized to issue 1,200 shares of $1,000 par value common stock. At December 31, 2009, there were 1,000 shares issued and outstanding.

MLPF&S is authorized to issue 1,000 shares of $1 par value preferred stock. At December 31, 2009, there were no preferred shares issued.

MLPCC is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000 per share. At December 31, 2009, there were 2,335 preferred shares issued and outstanding.

As a result of the acquisition by Bank of America, the components of the Company's shareholders' equity at December 31, 2008 were reclassified to paid-in-capital on January 1, 2009.

11. Commitments, Contingencies and Guarantees

Litigation

The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial services institution.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary

(dollars in millions, except share and per share amounts)

defendants in such cases are bankrupt or otherwise in financial distress. The Company is also involved in investigations and/or proceedings by governmental and self-regulatory agencies.

The Company believes it has strong defenses to, and where appropriate, will vigorously contest many of these matters. Given the number of these matters, some are likely to result in adverse judgments, penalties, injunctions, fines, or other relief. The Company may explore potential settlements before a case is taken through trial because of the uncertainty, risks, and costs inherent in the litigation process. In accordance with applicable accounting guidance, the Company establishes reserves for litigation matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. In some of the matters describes below, loss contingencies are not both probable and estimable in the view of the Company, and accordingly, reserves have not been established for those matters. Based on current knowledge, the Company does not believe that loss contingencies, if any, arising from pending litigation matters, including the litigation matters described below, will have a material adverse effect on its financial position or liquidity, but may be material to its operating results for any particular reporting period.

Specific Litigation
Auction Rate Litigation

On March 25, 2008, a putative class action, *Burton v. Merrill Lynch & Co., Inc., et al.,* was filed in the U.S. District Court for the Southern District of New York against ML & Co. and the Company on behalf of persons who purchased and continue to hold auction rate securities ("ARS") offered for sale by the Company between March 25, 2003 and February 13, 2008. The complaint alleges, among other things, that the Company failed to disclose material facts about ARS. A similar action, captioned *Stanton v. Merrill Lynch & Co., Inc., et al.,* was filed the next day in the same court. On October 31, 2008, the two cases were consolidated under the caption *In Re Merrill Lynch Auction Rate Securities Litigation*, and on December 10, 2008, plaintiffs filed a consolidated class action amended complaint. Plaintiffs seek to recover alleged losses in the market value of ARS allegedly caused by the decision of the Company to discontinue supporting auctions for the ARS. On February 27, 2009, defendants filed a motion to dismiss the consolidated amended complaint. On May 22, 2009, the plaintiffs filed a second amended consolidated complaint. On July 24, 2009, the Company filed a motion to dismiss the second amended consolidated complaint.

Since October 2007, additional arbitrations and individual lawsuits have been filed against the Company and in some cases ML & Co. by parties who purchased ARS. Plaintiffs in these cases, which assert substantially the same types of claims, allege that defendants manipulated the market for, and failed to disclose material facts about, ARS. Plaintiffs seek compensatory damages totaling in excess of $1.5 billion, rescission and, in some cases, punitive damages, among other relief.

Bank Sweep Programs Litigation

DeBlasio v. Merrill Lynch, et al.: On January 12, 2007, a purported class action was brought against the Company and other securities firms in the U.S. District Court for the Southern District of New York alleging that their bank sweep programs violated state law because their terms were not adequately disclosed to customers. On May 1, 2007, plaintiffs filed an amended complaint, which added additional defendants. On November 12, 2007, defendants filed motions to dismiss the amended complaint.

On July 27, 2009, the U.S. District Court for the Southern District of New York entered an order dismissing the complaint with prejudice. The plaintiffs filed a notice of intent to appeal the court's decision. Plaintiffs

(dollars in millions, except share and per share amounts)

withdrew their notice of intent to appeal following a settlement among the parties in December 2009 for an amount that was not material to the Company's Consolidated Balance Sheet.

Benistar

Gail A. Cahaly, et al. v. Benistar Property Exchange Trust Company, Inc, et al.: In a matter filed on August 1, 2001, in the Superior Court of the Commonwealth of Massachusetts, Suffolk County, plaintiffs allege that the Company aided and abetted a fraud and breach of fiduciary duty allegedly perpetrated by Benistar, a former client of the Company. In 2002, following a trial, a jury rendered a verdict requiring the Company to pay plaintiffs $8.6 million in compensatory damages. After the court granted the Company's motion to vacate the verdict, the court granted plaintiffs' motion for a new trial. On June 25, 2009, the jury in the second trial found in favor of the plaintiffs on all counts. The damages phase of the trial will be scheduled by the court. The plaintiffs have filed discovery-related sanctions motions.

Bank of America Merger-Related Matters

On September 25, 2009, plaintiffs in the securities actions consolidated in the U.S. District Court for the Southern District of New York under the caption *In re Bank of America Securities, Derivative, and Employment Retirement Income Security Act (ERISA) Litigation* filed a consolidated amended class action complaint. The amended complaint is brought on behalf of a purported class, which consists of purchasers of Bank of America common and preferred securities between September 15, 2008 and January 21, 2009, holders of Bank of America's common stock or Series B Preferred Stock as of October 10, 2008 and purchasers of Bank of America's common stock issued in the offering that occurred on or about October 7, 2008, and names as defendants Bank of America, Merrill Lynch and certain of their present or former directors, officers and affiliates. As to Merrill Lynch, the amended complaint alleges violations of Sections 10(b) and 14(a) of the Securities Exchange Act of 1934, and SEC rules promulgated thereunder, based on, among other things, alleged false statements and omissions related to the financial condition and 2008 fourth quarter losses experienced by Merrill Lynch and bonus payments to Merrill Lynch employees. The amended complaint also alleges violations of Sections 11 and 12(a)(2) of the Securities Act of 1933 against the Company based on, among other things, alleged false statements and omissions related to bonus payments to Merrill Lynch employees and the benefits and impact of the merger on Bank of America in connection with an October 7, 2008 secondary offering of Bank of America common stock. The amended complaint seeks unspecified damages and other relief. On November 24, 2009, defendants moved to dismiss the consolidated amended class action complaint.

On December 22, 2009, Bank of America, Merrill Lynch and certain of their current and former officers were named in a purported class action filed in the U.S. District Court for the Southern District of New York, Iron Workers of Western Pennsylvania Pension Plan v. Bank of America Corp., et al. The action is purportedly brought on behalf of purchasers of certain Bank of America debt securities and alleges that defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and SEC rules promulgated thereunder, based on, among other things, alleged false statements and omissions related to (i) the financial condition and 2008 fourth quarter losses experienced by Bank of America and Merrill Lynch; (ii) due diligence conducted in connection with the merger; (iii) bonus payments to Merrill Lynch employees; and (iv) Bank of America's contacts with government officials regarding Bank of America's consideration of invoking the material adverse change clause in the merger agreement and the possibility of obtaining government assistance. The complaint seeks unspecified damages and other relief. The parties in the securities actions in the *In re Bank of America Securities, Derivative and Employment Retirement Income Security Act (ERISA) Litigation* have requested that the District Court consolidate this action with their actions.

(dollars in millions, except share and per share amounts)

Enron Litigation

On April 8, 2002, ML & Co. and the Company (collectively Merrill Lynch) were added as defendants in a consolidated class action, entitled *Newby v. Enron Corp. et al.*, filed in the U.S. District Court for the Southern District of Texas on behalf of certain purchasers of Enron's publicly traded equity and debt securities. The complaint alleges, among other things, that the Company engaged in improper transactions that helped Enron misrepresent its earnings and revenues. On March 5, 2009, the court granted the Company's motion for summary judgment and dismissed the claims against the Company with prejudice. Subsequently, the lead plaintiff, the Company and certain other defendants filed a motion to dismiss and for entry of final judgment. The court granted the motion on December 2, 2009 and dismissed all claims against the Company with prejudice.

Illinois Funeral Directors Association Matters

Various state, federal and self-regulatory organization ("SRO") entities have been investigating the role of Merrill Lynch Life Agency, Inc. ("MLLA") and/or the Company in selling certain life insurance policies to a trust established by the Illinois Funeral Directors Association ("IFDA") that received certain proceeds from pre-need funeral contracts purchased by Illinois residents. On May 18, 2009, the Illinois Department of Financial and Professional Regulation Division of Insurance (the "Department") and MLLA entered into a Stipulation and Consent Order ("Consent Order"), which was amended as of February 22, 2010, by which MLLA agreed, among other things, to contribute $18 million to a fund to benefit certain affected funeral directors and purchasers of pre-need funeral contracts. MLLA and the Company continue to cooperate with other state, federal and SRO entities that have ongoing investigations relating to the IFDA trust

On July 7, 2009, a purported class action, *Fred C. Dames Funeral Homes, Inc., et al., v. Daniel W. Hynes, the Illinois Office of the Comptroller, et al.*, was filed in the Circuit Court of Cook County, Illinois on behalf of certain funeral directors who are seeking to void the Consent Order in its entirety, and are asking for a declaratory judgment against the Illinois Comptroller ("IOC"), the Department, the Company, MLLA and Merrill Lynch Bank & Trust Co., FSB that only certain terms of the Consent Order are unenforceable; an injunction against the Department and the IOC from taking further action; and recovery of attorneys' fees. The plaintiffs, IOC and Department filed cross-motions for summary judgment that focus on the authority of the IOC and Department to enter into the Consent Order or impose other regulatory actions in connection with the IFDA trust. On February, 24, 2010 the Circuit Court entered a Memorandum Opinion and Order, granting the plaintiffs' motions for summary judgment, and finding that the Department and IOC lacked authority to enter into the Consent Order to the extent it affected the rights of non-regulated third parties.

In addition, several lawsuits have been filed in Illinois state and federal courts seeking damages relating to the IFDA trust against both MLLA and the Company. On January 28, 2009, a purported derivative action on behalf of six funeral homes, *Calvert Funeral Homes Ltd., et al. v. Robert W. Ninker, et al.*, was filed in the Circuit Court of Cook County, Illinois against MLLA and the Company, along with other defendants, for breach of purported fiduciary duties, negligence, tortious inducement of breach of fiduciary duty, civil conspiracy, fraud, and unjust enrichment. The amended complaint seeks unspecified damages, declaratory relief, disgorgement of all fees, commissions and "revenues" received by the Company and MLLA, punitive damages, accounting and attorney fees. The Company and MLLA, among others, have moved to dismiss the complaint and to compel arbitration in accordance with the Company's arbitration agreements with IFDA and IFDA Services, Inc. ("IFDA Services").

On June 16, 2009, a purported class action on behalf of a proposed class of pre-need contract holders, David Tipsword as Trustee of Mildred E. Tipsword Trust, individually and on behalf of all others similarly

(dollars in millions, except share and per share amounts)

situated v. I.F.D.A. Services Inc., et al., was filed in the U.S. District Court for the Southern District of Illinois against the Company, among other defendants. The complaint alleges that the Company breached purported fiduciary duties and committed negligence. The Company has filed a motion to dismiss the complaint, with prejudice. Prior to considering the motion of the Company, however, the District Court, pursuant to the motion of IFDA, IFDA Services, and affiliated officers and directors of IFDA, entered an order staying the action in all respects, including the Company's motion to dismiss. The complaint seeks unspecified compensatory and punitive damages for the class, attorneys' fees and costs.

On June 30, 2009, a purported class action on behalf of a proposed class of funeral directors, *Clancy-Gernon Funeral Home, Inc., et al. v. MLPF&S, et al.*, was filed in the Circuit Court of Cook County, Illinois, alleging that the Company and MLLA, among other defendants, committed consumer fraud, civil conspiracy, unjust enrichment, and conversion. The Company and MLLA removed the complaint to the U.S. District Court for the Northern District of Illinois. Plaintiffs filed a motion to remand the case to the Circuit Court for Cook County or to transfer the case to the U.S. District Court for the Southern District of Illinois. The Company and MLLA opposed the motion. On or about November 17, 2009, the District Court denied the motion to remand, but granted the motion to transfer the case to the Southern District. On or about December 23, 2009, the plaintiffs filed a second amended complaint in the U.S. District Court for the Southern District of Illinois. The second amended complaint seeks unspecified damages, declaratory relief, disgorgement of all fees, commissions and "revenues" received by the Company and MLLA, punitive damages, accounting and attorney fees. On January 26, 2010, the Company filed a motion to consolidate the *Clancy-Gernon* action with the *Tipsword* action, and to extend the stay entered in the *Tipsword* action to the combined proceedings.

IndyMac

On January 20, 2009, the Company in its capacity as underwriter, along with IndyMac MBS, IndyMac ABS, and other underwriters and individuals, was named as a defendant in a putative class action complaint, entitled *IBEW Local 103 v. Indymac MBS et al.*, filed in the Superior Court of the State of California, County of Los Angeles, by purchasers of IndyMac mortgage pass-through certificates. The complaint alleges, among other things, that the mortgage loans underlying these securities were improperly underwritten and failed to comply with the guidelines and processes described in the applicable registration statements and prospectus supplements, in violation of Sections 11 and 12 of the Securities Act of 1933, and seeks unspecified compensatory damages and rescission, among other relief.

On May 14, 2009 and June 29, 2009, two new putative class action complaints, entitled *Police & Fire Retirement System of the City of Detroit v. IndyMac MBS, Inc., et al*, and *Wyoming State Treasurer, et al. v. John Olinski, et al.*, respectively, were filed in the U.S. District Court for the Southern District of New York. The Company was not named a defendant in either of these cases. The allegations, claims, and remedies sought in these cases are substantially similar to those in the *IBEW Local 103* case, which named the Company as a defendant.

On July 29, 2009, Police & Fire Retirement System of the City of Detroit v. IndyMac MBS, Inc., et al. and Wyoming State Treasurer, et al. v. John Olinski, et al., were consolidated by the U.S. District Court for the Southern District of New York, and a consolidated amended complaint was filed on October 9, 2009. The consolidated complaint named Bank of America, and not the Company, as a defendant based on an allegation that Bank of America is the "successor-in-interest" to the Company. Prior to the consolidation of these matters, the IBEW Local 103 v. IndyMac MBS et al. case was voluntarily dismissed by plaintiffs, and its allegations and claims are incorporated into the consolidated amended complaint. A motion to dismiss the consolidated amended complaint was filed on November 23, 2009.

(dollars in millions, except share and per share amounts)

In re Initial Public Offering Securities Litigation

Beginning in 2001, ML & Co., the Company, other underwriters, and various issuers and others, were named as defendants in certain putative class action lawsuits that have been consolidated in the U.S. District Court for the Southern District of New York as *In re Initial Public Offering Securities Litigation.* Plaintiffs contend that the defendants failed to make certain required disclosures and manipulated prices of securities sold in initial public offerings through, among other things, alleged agreements with institutional investors receiving allocations to purchase additional shares in the aftermarket, and seek unspecified damages. The parties reached an agreement to settle the matter, and on October 5, 2009, the U.S. District Court for the Southern District of New York granted final approval of the settlement. The Company's portion of the amount was not material to its Consolidated Balance Sheet. Certain objectors to the settlement have filed an appeal of the District Court's certification of the settlement class to the U.S. Court of Appeals for the Second Circuit.

Lehman Brothers Litigation

Beginning in September 2008, the Company, among other underwriters and individuals, was named as a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York and state courts in Arkansas, California, New York and Texas. Plaintiffs allege that the underwriter defendants violated Sections 11 and 12 of the Securities Act of 1933 by making false or misleading disclosures in connection with various debt and convertible stock offerings of Lehman Brothers Holdings, Inc., and seek unspecified damages. All cases against the defendants have now been transferred or conditionally transferred to the multi-district litigation captioned *In re Lehman Brothers Securities and ERISA Litigation* pending in the U.S. District Court for the Southern District of New York. The Company and other defendants moved to dismiss the consolidated amended complaint.

Lyondell Litigation

On July 23, 2009, an adversary proceeding, entitled *Official Committee of Unsecured Creditors v. Citibank, N.A., et al.,* was filed in the United States Bankruptcy Court for the Southern District of New York. This adversary proceeding, in which the Company, MLCC and more than 50 other individuals and entities were named as defendants, relates to ongoing Chapter 11 bankruptcy proceedings in *In re Lyondell Chemical Company, et al.* The plaintiff in the adversary proceeding, the Official Committee of Unsecured Creditors of Lyondell Chemical Company (the "Committee"), alleged in its complaint that certain loans made and liens granted in connection with the December 20, 2007 merger between Lyondell Chemical Company and Basell AF S.C.A. were voidable fraudulent transfers under state and federal fraudulent transfer laws. The Committee sought both to avoid the obligations under these loans and to recover fees and interest paid in connection therewith. The Committee also sought unspecified damages from the Company for allegedly aiding and abetting a breach of fiduciary duty in connection with its role as advisor to Basell's parent company, Access Industries.

On December 3, 2009, certain defendants, including the Company, reached a settlement with the Lyondell debtors in bankruptcy, on whose behalf the Committee is prosecuting the adversary proceeding. This settlement is subject to Bankruptcy Court approval and if approved, would have no material impact on the Company's Consolidated Balance Sheet. The trial in this proceeding, previously scheduled to begin on December 10, 2009, has been stayed.

On October 1, 2009, a second adversary proceeding entitled *The Wilmington Trust Co. v. LyondellBasell Industries AF S.C.A., et al.,* was filed in the U.S. Bankruptcy Court for the Southern District of New York. This adversary proceeding, in which the Company, MLCC and Merrill Lynch International Bank Limited

(dollars in millions, except share and per share amounts)

("MLIB"), along with more than 70 other entities, are named defendants, was filed by the Successor Trustee for holders of certain Lyondell senior notes, and asserts causes of action for declaratory judgment, breach of contract, and equitable subordination. The complaint alleges that the 2007 leveraged buyout of Lyondell violated a 2005 intercreditor agreement executed in connection with the August 2005 issuance of the Lyondell senior notes and therefore asks the Bankruptcy Court to declare the 2007 intercreditor agreement, and specifically the debt priority provisions contained therein, null and void. The breach of contract action, brought against MLCC and one other entity as signatories to the 2005 intercreditor agreement, seeks unspecified damages. The equitable subordination action is brought against all defendants and seeks to subordinate the bankruptcy claims of those defendants to the claims of the holders of the Lyondell senior notes. A motion to dismiss this complaint has been filed. On February 16, 2010, certain defendants, including the Company, advised the Bankruptcy Court that they have reached a settlement in principle with the Lyondell debtors in bankruptcy, the Committee and Wilmington Trust that would dispose of all claims asserted against the Company in these adversary proceedings. This settlement is not material to the Company's Consolidated Balance Sheet and is subject to Bankruptcy Court approval.

MBIA Insurance Corporation CDO Litigation

MBIA Insurance Corporation and LaCrosse Financial Products, LLC v. Merrill Lynch Pierce Fenner and Smith Inc., and Merrill Lynch International: On April 30, 2009, MBIA Insurance Corporation and LaCrosse Financial Products, LLC filed a complaint in New York State Supreme Court, New York County, against the Company and Merrill Lynch International ("MLI"). The complaint relates to certain credit default swap agreements and insurance agreements by which plaintiffs provided credit protection to the Merrill Lynch entities and other parties on certain collateralized debt obligation ("CDO") securities held by them. Plaintiffs claim that the Merrill Lynch entities did not adequately disclose the credit quality and other risks of the CDO securities and underlying collateral. The complaint alleges claims for fraud, negligent misrepresentation and breach of contract, among other claims, and seeks rescission and unspecified compensatory and punitive damages, among other relief. Defendants filed a motion to dismiss on July 1, 2009.

Subprime Mortgage-Related Litigation

In re Merrill Lynch & Co., Inc. Securities, Derivative, and ERISA Litigation:

On July 27, 2009, following dismissal without prejudice on February 17, 2009 of purported shareholder derivative actions pending against ML & Co. and the Company, an amended complaint was filed asserting derivative claims on behalf of ML & Co. and Bank of America against certain former officers and directors of ML & Co., including former directors of ML & Co. who currently serve as directors of Bank of America. The amended complaint seeks to hold the former officers and directors of ML & Co. liable for alleged breaches of fiduciary duty, unjust enrichment and corporate waste by, among other things permitting ML & Co. to engage in excessively risky business practices in connection with the underwriting of CDOs, approving a severance package for a former chief executive officer of ML & Co., causing ML & Co. to repurchase shares of its common stock at inflated prices, selling shares on the basis of inside information, and paying bonuses to ML & Co.'s senior management just prior to the consummation of the acquisition by Bank of America. The amended complaint seeks an unspecified amount of monetary damages, injunctive relief and an award of attorneys' fees and expenses. On September 21, 2009, all defendants filed motions to dismiss the amended complaint.

Louisiana Sheriffs' Pension & Relief Fund v. Conway, et al.

(dollars in millions, except share and per share amounts)

On October 3, 2008, a putative class action was filed against Merrill Lynch & Co., Inc., Merrill Lynch Capital Trust I, Merrill Lynch Capital Trust II, Merrill Lynch Capital Trust III, the Company (collectively the Merrill Lynch entities), and certain present and former Merrill Lynch officers and directors, and underwriters in New York Supreme Court, New York County. The complaint seeks relief on behalf of all persons who purchased or otherwise acquired debt securities issued by the Merrill Lynch entities pursuant to a shelf registration statement dated March 31, 2006. The complaint alleged that prospectuses misstated the financial condition of the Merrill Lynch entities and failed to disclose their exposure to losses from investments tied to subprime and other mortgages, as well as their liability arising from their participation in the ARS market. On October 22, 2008, the action was removed to federal court and on November 5, 2008 it was accepted as a related case to In re Merrill Lynch & Co., Inc. Securities, Derivative, and ERISA Litigation. On April 21, 2009, the parties reached an agreement in principle to settle the Louisiana Sheriffs' matter for an amount that was not material to the Company's Consolidated Balance Sheet and dismiss all claims with prejudice. On November 30, 2009, the U.S. District Court for the Southern District of New York granted final approval of the settlement.

Connecticut Carpenters Pension Fund, et al. v. Merrill Lynch & Co., Inc., et al.; Iron Workers Local No. 25 Pension Fund v. Credit-Based Asset Servicing and Securitization LLC, et al.; Public Employees' Ret. System of Mississippi v. Merrill Lynch & Co. Inc.; Wyoming State Treasurer v. Merrill Lynch & Co. Inc.: Beginning in December 2008, Merrill Lynch and affiliated entities and others were named in four putative class actions arising out of the underwriting and sale of more than $55 billion of mortgage-backed securities ("MBS"). The complaints alleged, among other things, that the relevant registration statements and accompanying prospectuses or prospectus supplements misrepresented or omitted material facts regarding the underwriting standards used to originate the mortgages in the mortgage pools underlying the MBS, the process by which the mortgage pools were acquired, and the appraisals of the homes secured by the mortgages. Plaintiffs seek to recover alleged losses in the market value of the MBS allegedly caused by the performance of the underlying mortgages or to rescind their purchases of the MBS. These cases were consolidated under the caption Public Employees' Ret. System of Mississippi v. Merrill Lynch & Co. Inc. and, on May 20, 2009, a consolidated amended complaint was filed. On June 17, 2009, Merrill Lynch filed a motion to dismiss the consolidated amended complaint.

Federal Home Loan Bank of Seattle Litigation: On December 23, 2009, the Federal Home Loan Bank of Seattle ("FHLB Seattle") filed a complaint entitled *Federal Home Loan Bank of Seattle v. Countrywide Securities Corporation, et al.*, in the Superior Court of Washington for King County against Merrill Lynch Mortgage Investors, Inc. ("MLMI"), and Merrill Lynch Mortgage Capital, Inc. ("MLMC") and other defendants. On the same date, FHLB Seattle filed a second complaint entitled *Federal Home Loan Bank of Seattle v. Merrill Lynch, Pierce, Fenner & Smith, Inc., et al.*, in the Superior Court of Washington for King County against the Company, MLMI, and MLMC. The complaint alleges violations of the Securities Act of Washington in connection with the offering of various mortgage-backed securities and asserts, among other things, misstatements and omissions concerning the credit quality of the mortgage loans underlying the securities and the loan origination practices associated with those loans. The complaint seeks rescission, interest, costs and attorneys' fees.

The Company is cooperating with the SEC and other governmental authorities investigating sub-prime mortgage-related activities.

Commitments
In the normal course of business, the Company enters into commitments for underwriting transactions. Settlement of these transactions as of December 31, 2009 would not have had a material effect on the

(dollars in millions, except share and per share amounts)

consolidated financial condition of the Company. At December 31, 2009, the Company's commitments had the following expirations:

		Commitment Expiration			
	Total	**Less than 1 Year**	**1 - 3 Years**	**4 - 5 Years**	**Over 5 Years**
Commitments to purchase service contracts	$ 1,745	$ 206	$ 651	$ 444	$ 444
Letters of credit	383	383	-	-	-
Commitments to purchase loans	71	13	32	-	26
Commitments to purchase underwriting	16	16	-	-	-
Commitments to purchase partnership interests	14	14	-	-	-
Operating leases	1,946	403	662	395	486
	$ 4,175	$ 1,035	$ 1,345	$ 839	$ 956

The Company has entered into commitments to purchase service contracts with providers of market data, communications, and systems consulting services. The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral.

Further, the Company entered into commitments to purchase loans, which upon settlement of the commitment will be included in trading assets. The Company also has commitments to purchase partnership interests, primarily related to private equity investments. In the normal course of business, the Company enters into commitments for underwriting transactions.

The Parent and Bank of America have entered into various non-cancelable long-term lease agreements for premises and equipment that expire through 2020. The Company has also entered into various non-cancelable short-term equipment leases. The minimum lease commitments shown above in the table have not been reduced by $25 of minimum sublease rentals to be received in the future under non-cancelable subleases. In addition, the amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Guarantees

The Company provides guarantees in connection with certain transactions. The Company is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

Guarantees and their expiration are summarized below:

(dollars in millions, except share and per share amounts)

Type of Guarantee	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years	Carrying Value
Auction rate securities	$ 198	$ 198	$ -	$ -	$ -	$ 24
Standby letters of credit	26	-	1	-	25	-
Performance guarantee [1]	7	-	-	-	7	-

[1] Relates to MLPCC guarantee on behalf of a client with a foreign stock exchange. This guarantee is secured by the assets of the client's accounts and has no expiration. No contingent liability is recorded since it is fully collateralized.

ARS Guarantees

Under the terms of its announced purchase program, as augmented by the global agreement reached with the New York Attorney General, the Securities and Exchange Commission, the Massachusetts Securities Division and other state securities regulators, the Company agreed to purchase ARS at par from its retail clients, including individual, not-for-profit, and small business clients. Certain retail clients with less than $4 in assets with the Company as of February 13, 2008 were eligible to sell eligible ARS to the Company starting on October 1, 2008. Other eligible retail clients meeting specified asset requirements were eligible to sell ARS to the Company beginning on January 2, 2009. The final date of the ARS purchase program was January 15, 2010. Under the ARS purchase program, the eligible ARS held in accounts of eligible retail clients at the Company as of December 31, 2009 was $198. As of December 31, 2009, the Company had purchased $2,598 of ARS from eligible clients. In addition, under the ARS purchase program, the Company has agreed to purchase ARS from retail clients who purchased their securities from the Company and transferred their accounts to other brokers prior to February 13, 2008. Payment risk related to ARS guarantees is based largely upon the client's overall financial objectives. At December 31, 2009, a liability of $24 has been recorded for the difference between the fair value and par value for all outstanding ARS that are subject to this guarantee.

Standby Letters of Credit and Other FIN 45 Guarantees

The Company provides guarantees to certain counterparties in the form of standby letters of credit in the amount of $26. Payment risk is evaluated based upon historical payment activity.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the Consolidated Balance Sheet for these arrangements.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by the assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried in the

(dollars in millions, except share and per share amounts)

Consolidated Balance Sheet for these transactions as the potential for the Company to be required to make payments under these arrangements is remote.

BAI, which was merged into the Company has contracted with a third party to provide clearing services that include underwriting margin loans to certain of the Company's clients. This contract stipulates that the Company will indemnify the third party for any margin loan losses that occur related to the margin loans made to the Company's clients. The maximum potential future payment under this indemnification was $657 at December 31, 2009. Historically, any payments made under this indemnification have not been material. As these margin loans are highly collateralized by the securities held by the brokerage clients, the Company has assessed the probability of making such payments in the future as remote. This indemnification will end with the termination of the clearing contract, anticipated to occur in 2010. No liability has been recorded in the Consolidated Balance Sheet related to this arrangement.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients, with the applicable clearinghouse; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried in the Consolidated Balance Sheet for these transactions.

12. Employee Benefit Plans

Refer to Note 1 for a discussion of the Bank of America acquisition of the Parent, which was completed on January 1, 2009. Effective January 1, 2009 the pension, and post-retirement benefit plans sponsored by the Parent were assumed by Bank of America.

Defined Contribution Pension Plans

The U.S. defined contribution plans consist of the Retirement Accumulation Plan ("RAP") and the 401(k) Savings & Investment Plan ("401(k)"). These plans cover substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans

The Parent has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

Postretirement Benefits Other Than Pensions

The Company provides health insurance benefits to retired employees under Bank of America-sponsored plans that cover substantially all U.S. employees who have met age and service requirements. The health care coverage is contributory with certain retiree contributions adjusted periodically. Non-contributory life insurance was offered to employees that had retired prior to February 1, 2000. At December 31, 2009, neither the Company nor Bank of America had funded these plans.

(dollars in millions, except share and per share amounts)

Postemployment Benefits
The Company provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. The Company also provides severance benefits to terminated employees.

Severance benefits may be provided to terminated employees under the terms of a severance pay plan. Although all full-time employees are eligible for severance benefits, no additional amounts were accrued as of December 31, 2009, since future severance costs are not estimable.

13. Employee Incentive Plans

See Note 1 for a discussion of the Bank of America acquisition of the Parent, which was completed on January 1, 2009. Effective January 1, 2009 the incentive plans sponsored by the Parent were assumed by Bank of America. Disclosures required by ASC 718, *Compensation- Stock Compensation*, ("Stock Compensation Accounting") are included in the December 31, 2009 Form 10-K of Bank of America.

To align the interests of employees with those of stockholders, Bank of America sponsors several employee compensation plans that provide eligible employees, including those of the Company, with stock or options to purchase stock. The Company participates in compensation plans sponsored by Bank of America, which provide eligible employees with shares of Bank of America's common stock or options to purchase such stock, and deferred cash compensation. These plans include the Financial Advisor Capital Accumulation Award Plan ("FACAAP"), and other deferred compensation plans and award programs.

FACAAP
Under FACAAP, eligible employees in the Company's Global Wealth Management group are granted awards generally based upon their prior year's performance. Payment for an award is contingent upon continued employment for a period of time and is subject to forfeiture during that period. Awards granted in 2003 and thereafter are generally payable eight years from the date of grant in a fixed number of shares of Bank of America's common stock. For outstanding awards granted prior to 2003, payment is generally made ten years from the date of grant in a fixed number of shares of Bank of America's common stock unless the fair market value of such shares is less than a specified minimum value, in which case the minimum value is paid in cash. Eligible participants may defer awards beyond the scheduled payment date. Only shares of common stock held as treasury stock may be issued under FACAAP. FACAAP, which was approved by the Board of Directors, has not been shareholder approved.

Other Compensation Arrangements
The Company participates in Bank of America sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds. The Company also participates in several Bank of America sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program. At December 31, 2009, accrued liabilities for these plans and grants totaled $1,450 and are recorded in *Compensation and benefits* payable on the Consolidated Balance Sheet.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction

(dollars in millions, except share and per share amounts)

with an affiliate. At December 31, 2009, the Company had such investments totaling $360 in *Other investments* on the Consolidated Balance Sheet, and a derivative transaction with an affiliate effectively hedging an additional $1,079 of the Company's liabilities.

14. Income Taxes

December 31, 2009, the Company had a current tax receivable from the Parent of $ 380.

Significant components of the Company's net deferred tax assets and liabilities at December 31, 2009 included on the Consolidated Balance Sheet within Other assets, are comprised of:

Gross deferred assets	
Net operating loss carryforwards	$ 2,075
Employee compensation	1,093
Contingency Reserve	357
Securities Valuations	178
Other	380
	4,083
Valuation allowance	(105)
Deferred tax assets	3,978
Gross deferred liabilities	
Goodwill and Intangibles	1,077
Other	6
Deferred tax liabilities	1,083
Net deferred tax asset	$ 2,895

At December 31, 2009, the Company had U.S. federal and state net operating loss carryforwards of approximately $5,096 and $5,098, respectively, which are available to offset future taxable income, if any, for fiscal years ending in 2010 through 2029. The Company also had approximately $11.7 of state tax credit carryforwards expiring in various years after 2009.

The company has a valuation allowance to reduce the deferred tax assets of certain state net operating losses and credits to the amount more-likely-than-not to be realized before their expiration.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2008	$ 121
Settlements	$ (37)
Additions based on tax positions related to the current year	5
Balance at December 31, 2009	$ 89

Of the above balance at the end of the year, approximately $46 (net of federal benefit of state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

(dollars in millions, except share and per share amounts)

The Parent is under examination by the Internal Revenue Service ("IRS") and other tax authorities in countries and states in which it has significant business operations. The table below summarizes the status of significant tax examinations, by jurisdiction for the Parent as of December 31, 2009.

Jurisdiction	Years Subject to Examination [1]	Status at December 31,2009
U.S. Federal	2004	In appeals process
U.S. Federal	2005-2007	Field examination

[1] All subsequent tax years in the jurisdictions above remain open to examination.

The IRS proposed adjustments for two issues in the audit for the tax year 2004 which the Parent has protested to the Appeals office. The issues involve eligibility for the dividends received deductions and foreign tax credits with respect to a structured investment transaction. The Parent intends to protest any proposed adjustments for these two issues for the tax years 2005, 2006 and 2007. The Parent also reached an agreement with New York State and New York City on the examination for the tax years 2002 through 2006. The impact of these settlements resulted in UTB decreases that are reflected in the table above. In these jurisdictions, all tax years subsequent to those settled remain open to examination.

The Company files income tax returns in multiple state jurisdictions each year and is under continuous examination by various state and foreign taxing authorities. While many of these examinations are resolved every year, the Company does not anticipate that resolutions occurring within the next twelve months would result in a material change to the Company's financial position.

15. Subsequent Events

As of January 20, 2010, MLPCC paid off its revolving subordinated loan.

16. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of Securities Exchange Commission ("SEC") Rule 15c3-1, and Commodity Futures Trading Commission ("CFTC") Regulation 1.17. MPF&S has elected to compute the minimum capital requirement in accordance with the "Alternative Net Capital Requirement" as permitted by SEC Rule 15c3-1. At December 31, 2009, MLPF&S's regulatory net capital as defined by Rule 15c3-1 was $5,284 and exceeded the minimum requirement of $527 by $4,757.

In accordance with the Alternative Net Capital Requirements, MLPF&S is required to maintain tentative net capital in excess of $1 billion, net capital in excess of $500 million, and notify the SEC in the event its tentative net capital is less then $5 billion. As of December 31, 2009, MLPF&S had tentative net capital and net capital in excess of the minimum and notification requirements.

MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2009 as defined by these regulatory authorities is $1,656 and $1,432 respectively.

(dollars in millions, except share and per share amounts)

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Act.

For the December 31, 2009 customer reserve computation, MLPF&S and MLPCC segregated in a special reserve account, for the exclusive benefit of customers, qualified securities and cash with a contract value of $12,082 and $0, respectively. Securities for MLPF&S and MLPCC were obtained under resale agreements with an affiliate.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. For the December 31, 2009 PAIB reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of PAIB securities with a contract value of $445 and $2,650, respectively. The securities for both companies were obtained under resale agreements with an affiliate.

As futures commission merchants, MLPF&S and MLPCC are required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2009, assets segregated and secured and held in separate accounts totaled $9,921 and $1,363 and exceeded requirements by $1,583 and $481 for MLPF&S and MLPCC, respectively.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

February 26, 2010

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
One Bryant Park
New York, NY 10036

To The Board of Directors
Of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries:

In planning and performing our audit of the year-end financial statements of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries (the "Company") as of and for the period ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the year-end financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010